SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO. ______) 1


                           Senesco Technologies, Inc.
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                                (Name of Issuer)


                         Common Stock, $.0015 par value
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                         (Title of Class of Securities)


                                   817208 10 1
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                                 (CUSIP Number)


Phillippe  O. Escaravage,  34  Chambers  Street,  Princeton,  New Jersey   08542
(609-252-0680)
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)


                                January 22, 1998
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                             (Page 1 of 5 Pages)


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         1 The  remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------             ---------------------------------
    CUSIP No. 817208 10 1          13D                Page 2 of 5 Pages
             ------------                                  --   -
-------------------------------             ---------------------------------
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  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       The Umbrella Project, L.L.C.
       --------------------------------
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|_|
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS *       WC, PF
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2 (e)                                              |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey, U.S.A.
       --------------------------------
-----------------------------------------------------------------------------
   NUMBER OF
     SHARES       7  SOLE VOTING POWER              933,476
                                                  ---------
                 ------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      8  SHARED VOTING POWER          N/A
                 ------------------------------------------------------------
      EACH
   REPORTING      9  SOLE DISPOSITIVE POWER         933,476
                                                  ---------
                     --------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER     N/A
-----------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    933,476
                                                  ---------
-----------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 |_|
-----------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                34.57%
                                                                  -----------

-----------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*                                      PN
-----------------------------------------------------------------------------



                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

 ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock, $.0015 par value (the "Common Stock") of Senesco Technologies, Inc., an Idaho corporation ("STI"). The address of the principal executive offices of STI is 34 Chambers Street, Princeton, New Jersey 08542.

 ITEM 2. IDENTITY AND BACKGROUND.

         The entity filing this statement is The Umbrella Project, L.L.C., a New Jersey limited liability company ("Umbrella"). The address of Umbrella's principal place of business and principal office is 34 Chambers Street, Princeton, New Jersey 08542. Umbrella's principal business is a holding company which invests in a variety of business entities conducting various activities. The Umbrella's sole member is Phillippe O. Escaravage. Mr. Escaravage is a citizen of Canada but a resident alien of the United States.

         During the last five years, Umbrella or Mr. Escaravage has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and Umbrella or Mr. Escaravage was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 9, 1998, Senesco, Inc., a New Jersey corporation ("Senesco"), Nava Leisure USA, Inc., an Idaho corporation ("Nava"), Nava Leisure Acquisition Corp., a New Jersey corporation and wholly-owned subsidiary of Nava ("NAC"), and the Principal Stockholders (as defined therein), entered into an Agreement and Plan of Merger, providing for the merger of NAC with and into Senesco, and the issuance to the shareholders of Senesco one newly issued share of Common Stock of Nava for each share of Common Stock of Senesco whereby the shareholders of Senesco acquired a majority of the issued and outstanding shares of Common Stock of Nava (the "Merger"). The Merger was consummated on January 22, 1999, the date upon which the Certificate of Merger filed with the Secretary of State of the State of New Jersey was declared effective. Upon the consummation of the Merger, Senesco was the surviving corporation and remained a subsidiary of Nava which changed its name to STI.

         Umbrella was a shareholder of Senesco and beneficially owned 933,476 shares of Common Stock of Senesco. As a result of the Merger, on January 22, 1999, Umbrella received 933,476 shares of Common Stock of STI (formerly Nava), consisting of 34.57% of the 2,700,008 shares of STI Common Stock issued and outstanding.

 ITEM 4. PURPOSE OF TRANSACTION.

         Umbrella acquired the 933,476 shares of Common Stock of STI as a result of the Merger as discussed in Item 3 above. Except for the Merger, Umbrella has no plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of STI, or the disposition of securities of STI;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving STI;
         (c)   A sale or transfer of a material  amount of assets of STI;
         (d) Any change in the present board of directors or management of STI, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

                                Page 3 of 5 Pages

         (e) Any material change in the present capitalization or dividend policy of STI;
         (f)   Any  other  material   change  in  STI's  business  or  corporate
               structure;
         (g) Changes in STI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of STI by any person;
         (h) Causing a class of securities of STI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity securities of STI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         (j)   Any action similar to any of those enumerated above.

 ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) Umbrella beneficially owns 933,476 shares of Common Stock of STI, which represents 34.57% of the 2,700,008 issued and outstanding shares of Common Stock of STI (which is based on the number of securities outstanding as contained in the most recently available filing with the Commission by the Issuer).
         (b) Umbrella has the sole power to vote or to direct the vote of all of the 933,476 shares of Common Stock of STI.
         (c)   Umbrella  acquired the 933,476 shares of Common Stock of STI as a result of the Merger as more fully described in Item 3 above.
         (d)   No other  person  is known to have the  right to  receive  or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
         (e)   Not applicable.

 ITEM 6. CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH  THE
         ISSUER.

         There is no contract, arrangement, understanding or relationship (legal or otherwise) between Umbrella and STI with respect to any securities of STI, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A: Agreement and Plan of Merger dated as of October 9, 1998 made by and among Nava Leisure USA, Inc., an Idaho corporation, the Principal Stockholders (as defined therein), Nava Leisure Acquisition Corp., a New Jersey corporation, and Senesco, L.L.C., a New Jersey limited liability company and predecessor entity to Senesco, Inc. (Incorporated by reference to Nava Leisure USA, Inc.'s definitive proxy statement on
                  Schedule 14A dated January 11, 1999.)


                                Page 4 of 5 Pages

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      The Umbrella Project, L.L.C. (Stockholder)



May 7, 1999                       By: /s/ Phillippe O. Escaravage
                                      ------------------------------------
                                      Phillippe O. Escaravage, Managing Member


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention.     Intentional   misstatements   or  omissions  of  fact
      constitute Federal criminal violations (See 18 U.S.C. 1001.).




                                Page 5 of 5 Pages